Filed pursuant to Rule 433
Registration Statement No. 333-237875
Issuer Free Writing Prospectus dated April 28, 2020
Relating to Prospectus dated April 28, 2020

OVERNIGHT MARKETED PUBLIC OFFERING OF COMMON SHARES
INDICATIVE TERMS

The Company (as defined herein) has filed a registration statement on Form F-10 (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

In addition, the Company has filed a preliminary prospectus containing important information relating to the securities described in this document with the securities regulatory authorities in each of the provinces of Canada, except Québec.

A pre-effective amendment to the registration statement on Form F-10 and corresponding amended and restated preliminary short form prospectus containing important information relating to the securities described in this document has yet to be filed with the SEC or with the Canadian securities regulatory authorities.

A copy of the preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities. The Underwriters participating in the offering will arrange to send you the prospectus if you request it by contacting: Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com or Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, New York, 10022 or by email at prospectus@cantor.com

The preliminary prospectus is still subject to completion.  There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final prospectus has been issued. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Northern Dynasty Minerals Ltd. (the “Company”)
Issued Securities:	Marketed treasury offering of a minimum of C$6.0 million of common shares of the Company (the “Offered Shares” and the offering of such Offered Shares, the “Offering”).
Size of Issue:	The definitive size of the Offering will be determined in the context of the market.
Issue Price:	The Offered Shares will be priced in the context of the market (the “Issue Price”).
Underwriters’ Option:

The Underwriters will have an option, exercisable in whole or in part, on and for a period of up to 30 days following Closing Date (as defined below), to purchase up to an additional 15% of the Offered Shares on the same terms and conditions as set forth herein.

Underwriters:	Cantor Fitzgerald Canada Corporation (“CFCC”) will act as the sole book-runner and will lead a syndicate of underwriters in connection with the Offering (collectively, the “Underwriters”).
Form of Underwriting:

Overnight marketed public offering by way of a short form prospectus in Canada and related Form F-10 registration statement in the United States, subject to a mutually acceptable underwriting agreement (the "Underwriting Agreement").

Jurisdictions:

The Offered Shares will be offered in the United States and in each of the provinces of Canada (other than Quebec) by the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law and the Underwriting Agreement, the Underwriters may offer the Offered Shares outside of Canada and the United States.

Underwriters’ Fees:	The Company shall pay the Underwriters a commission equal to 5.0% of the gross proceeds of the Offering.
Concurrent Private Placement:

In addition to the Offering, the Company is undertaking a non-brokered private placement of common shares at the Issue Price for gross proceeds to the Company of up to C$7.0 million (the “Concurrent Private Placement”).  No commission or finder’s fee is payable to the Underwriters in connection with the Concurrent Private Placement. Closing of the Offering will not be conditional upon the closing of the Concurrent Private Placement, and closing of the Concurrent Private Placement will not be conditional upon the closing of the Offering.

Use of Proceeds:	The net proceeds of the Offering are anticipated to be used for (i) operational expenditures, including engineering, environmental, permitting and evaluation expenses associated with the Pebble Project, (ii) enhanced outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal government, Alaska Native partners and broader regional and state-wide stakeholder groups, and (iii) for general corporate purposes.

Listing:	The Company will apply to list the Offered Shares on the TSX and NYSE American. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NYSE American.
Eligibility for Investment:	Eligible for RRSPs, RESPs, RRIFs, TFSAs and DPSPs.
Closing Date:	On or about May 12, 2020 or such other date as the Company and CFCC, on behalf of the Underwriters, mutually agree (the “Closing Date”).